United States securities and exchange commission logo





                            June 22, 2021

       Kenneth Cornick
       Chief Financial Officer
       Clear Secure, Inc.
       65 East 55th Street, 17th Floor
       New York, NY 10022

                                                        Re: Clear Secure, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 7, 2021
                                                            File No. 333-256851

       Dear Mr. Cornick:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Dilution, page 74

   1. Please explain to us your rationale for assuming in your calculation of dilution that the
                                                        CLEAR Post-IPO Members
exchange all of their Alclear Units and corresponding shares of your Class C common
stock or Class D common stock, as applicable, for newly-issued shares of your Class A
common stock or Class B common stock, as applicable. Tell us how adjusting for the
assumed exchanges impacted the amount of dilution in net tangible book value per share to
new investors.
 Kenneth Cornick
FirstName  LastNameKenneth Cornick
Clear Secure, Inc.
Comapany
June       NameClear Secure, Inc.
     22, 2021
June 22,
Page 2 2021 Page 2
FirstName LastName
Unaudited Pro Forma Condensed Consolidated Financial Information
Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 78

2. Please revise the presentation of your pro forma balance sheet to present first, in a separate column following the historical Alclear Holdings LLC balance sheet, the adjustments to give effect to the reorganization transactions and the tax receivable agreement. This should be followed by a subtotal column to present the balance sheet of the registrant on a pro forma basis before the effects to the offering and use of proceeds.
         Please similarly revise the presentation of your pro forma income statement. Refer to 11-
         02(b)(4) of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Brian Janson